Sanofi-aventis to purchase Diabel

manufacturing facility in Frankfurt

to strengthen Insulin Production

Capacities

Paris, France - June 8, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that Sanofi-Aventis Deutschland GmbH has purchased from Pfizer the Diabel manufacturing plant in Frankfurt-Höchst, Germany, one of the largest state-of-the-art insulin manufacturing plants in the world.

Sanofi-aventis is exercising its step-in right regarding a purchase contract signed between Pfizer and Mannkind in March 2009. The scope of the acquisition includes buildings, equipment, machinery and some existing contracts. This acquisition is valued at 30 million euros.

“The strong increase in demand for our insulins, and especially Lantus®, drives us to considerably extend our production capacities. In combining the acquired Diabel site with our existing plants sanofi-aventis will operate the largest insulin capacity in the world in Frankfurt”, declared Martin Siewert, General Manager of sanofi-aventis in Germany. “The opportunity to acquire the Diabel plant comes at the right time for us and underlines the strong dedication of the Group to fight Diabetes”.

Lantus® is produced and manufactured in Frankfurt and distributed from there all over the world. Lantus sales reached 2,450 million euros in 2008. The acquisition of this production facility will help contribute to the objectives of Lantus® sales growth.

The closing of the transaction will occur in the coming weeks after the fulfilment of all necessary formalities.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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